PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

VIA EDGAR AND FEDERAL EXPRESS

April 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Arzhang Navai

Re:	ProQR Therapeutics N.V. Acceleration Request for Registration Statement on Form F-3 File No. 333-270943

Dear Arzhang Navai:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProQR Therapeutics N.V. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 24, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling James Xu at (650) 752-3355. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu, by email to JXu@goodwinlaw.com.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (650) 752-3355.

[Signature Page Follows]

Sincerely,

pROQR thERAPEUTICS N.V.

/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

cc:	Jurriaan Dekkers, ProQR Therapeutics N.V.
Mitchell S. Bloom, Goodwin Procter LLP
Danielle M. Lauzon, Goodwin Procter LLP
James Xu, Goodwin Procter LLP

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